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Astris Energi Inc. · 6-K · For 08/11/05,  Filed On 08/11/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August11, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K/ in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 08/11/05, Filed On 08/11/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated August 11, 2005	3

EXHIBIT

ASTRIS ENERGI TO EXHIBIT FUEL CELL VEHICLE
AT CANADIAN NATIONAL EXHIBITION

MISSISSAUGA, ONTARIO, CANADA, August 11, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it will be exhibiting a fuel cell vehicle at the Canadian National Exhibition (CNE) during the opening weekend festivities. The display will be part of the Hydrogen Village pavilion that will showcase leading edge fuel cell and hydrogen related technologies. Astris staff will be onsite for the opening weekend of the CNE, beginning on August 18th through to the Green Day celebrations on August 23rd.

On display will be Astris’ Freedom Golf Car, the world’s first alkaline fuel cell powered golf car fuelled by hydrogen. It is currently powered by Astris’ 1.0 kW Power Generator, giving the vehicle a top cruising speed of 31 kph with better acceleration, hill climbing and extended range compared with a conventional battery-powered model. The car is fuelled by a 33-litre, refillable, carbon fibre hydrogen tank that can last up to 3 days under typical usage. The hydrogen tank can be re-filled within minutes.

Public demonstrations of the Freedom Golf Car will be held at the exhibition.

Over the past 127 years the CNE has grown to be the largest annual fair in Canada and the fifth largest in North American with an average attendance of 1.4 million visitors annually. For more information on the CNE visit www.mmi.theex.com

Attending the Green Day celebrations on August 23rd will be Toronto’s Deputy Mayor Joe Pantalone, Chair of the Roundtable on the Environment. He and other special guests will be at the Green Toronto Awards display booth.

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the, economically more favourable, alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1-800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

Astris Energy, Inc.

Date: August 11, 2005	By:	/s/ Jiri Nor

Title: President & CEO

Astris Energy, Inc.

Date: August 11, 2005	By:	/s/ Anthony Durkacz

Title: Chief Financial Officer